SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Potbelly Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73754Y100

(CUSIP Number)

Vann A. Avedisian Trust U/A 8/29/85

220 N. Green Street, 3rd Floor

Chicago, IL 60607

Telephone Number: 312-755-9580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Vann A. Avedisian Trust U/A 8/29/85
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 554,474(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 554,474(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,474(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.34% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes 513,163 shares of Common Stock of the Issuer held by the Reporting Person directly and 41,311 shares which the Reporting Person is entitled to receive within 60 days pursuant to the Settlement Agreement (as defined below).

(2)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020, plus the 41,311 shares the Reporting Person is entitled to receive pursuant to the Settlement Agreement referred to in footnote (1) above.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Intrinsic Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0004% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Bryant L. Keil
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 165,159 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 165,159 (1)(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,159 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.69% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 162,803 shares of Common Stock held by Bryant L. Keil (“Mr. Keil”), individually, issuable upon exercise of stock options held by Mr. Keil which are fully vested and exercisable at any time upon Mr. Keil’s election, (ii) 928 shares of Common Stock held by the Brooke Avedisian Children’s Trust U/A 11/19/03 (“BA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the BA Trust, (iii) 928 shares of Common Stock held by the Luke A. Avedisian Children’s Trust U/A 11/19/03 (“LA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the LA Trust, and (iv) 500 shares of Common Stock beneficially owned by Mr. Keil, individually.

(2)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020, plus the 162,803 shares of Common Stock underlying the stock options held by Mr. Keil referred to in footnote (1) above.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Neil Luthra
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,713
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 55,713
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,713
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.24% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 643,571(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 643,571(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 643,571(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.72% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 600,000 shares held by the Reporting Person directly and 43,571 shares which the Reporting Person is entitled to receive within 60 days pursuant to the Settlement Agreement.
(2)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020, plus the 43,571 shares the Reporting Person is entitled to receive pursuant to the Settlement Agreement referred to in footnote (1) above.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. The Khimji Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 666,427 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 666,427 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,427 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.81% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 621,309 shares of Common Stock beneficially owned by The Khimji Foundation which were purchased through its wholly owned subsidiary, TKF Investments LLC, a Delaware limited liability company, and (b) 45,118 shares which the Reporting Person is entitled to receive within 60 days pursuant to the Settlement Agreement.

(2)

This value is based on 23,638,157 shares of Common Stock of the Issuer outstanding as of January 26, 2020, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, filed with the Securities and Exchange Commission on February 27, 2020, plus the 45,118 shares the Reporting Person is entitled to receive pursuant to the Settlement Agreement referred to in clause (b) of footnote (1) above.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Potbelly Corporation, a Delaware corporation (the “Issuer” or “Potbelly”), which has its principal executive offices at 111 N. Canal Street, Suite 850, Chicago, Illinois 60606. This Amendment No. 5 amends and supplements, as set forth below, the information contained in Items 1, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 18, 2019, as amended, supplemented and restated from time to time prior to the date of this Amendment No. 5 (as so amended, the “Original Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D. Except as amended by this Amendment No. 5, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 5.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

On May 10, 2020, the Issuer entered into a Settlement Agreement (the “Settlement Agreement”) with Intrinsic Investment Holdings, LLC, the Vann A. Avedisian Trust U/A 8/29/85, Vann A. Avedisian, KGT Investments, LLC, The Khimji Foundation, Mahmood Khimji, Bryant L. Keil, Neil Luthra (the foregoing, collectively with each of their respective affiliates, the “Investors”), David J. Near and Todd W. Smith (together, the “Investor Designees”). The Investor Designees are parties to the Settlement Agreement only for purposes of their rights and obligations under specified sections of the Settlement Agreement.

Effective upon the execution of the Settlement Agreement, the Board of Directors of the Issuer (the “Board”) (i) increased the size of the Board from eight to ten members, (ii) appointed David J. Near and Todd W. Smith to the Board, and (iii) appointed David J. Near to the Compensation Committee of the Board and Todd W. Smith to the Nominating and Corporate Governance Committee of the Board. The Board also agreed to include David J. Near and Todd W. Smith in the Issuer’s slate of nominees for election to the Board at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”).

Also effective upon execution of the Settlement Agreement, the Investors withdrew their notice of intent to nominate director candidates for election to the Board at the 2020 Annual Meeting.

The Settlement Agreement further provides, among other things, that:

•

During the period between the 2020 Annual Meeting and the Issuer’s delivery to the Investor Designees and the Investors of the renomination notice for the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), the size of the Board will not be increased beyond 10 directors unless approved by the Issuer’s stockholders.

•

During the term of the Settlement Agreement, the Investors will vote all of their shares of the Issuer’s common stock at any and all stockholder meetings in accordance with the Board’s recommendations, subject to certain exceptions relating to extraordinary transactions and recommendations of Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC.

•

During the term of the Settlement Agreement, the Investors will be subject to customary standstill restrictions, including with respect to acquiring beneficial ownership of more than 15% of the Issuer’s outstanding common stock, nominating or recommending for nomination any persons for election to the Board, submitting any proposal for consideration at any stockholder meeting, soliciting any proxy in respect of any proposal for consideration at any stockholder meeting and participating in any “withhold” or similar campaign with respect to any stockholder meeting.

•	Each party agrees not to make public statements about the other party, subject to certain exceptions.

•	Each party agrees not to sue the other party, subject to certain exceptions.

•

The Investor Designees will be subject to customary confidentiality obligations applicable to all directors of the Issuer and no Investor Designee will be asked to share any material non-public information concerning the Issuer.

•

Either party may terminate the Settlement Agreement by giving five days’ advance notice to the other party. The earliest possible date of termination is the date that is 30 days prior to the notice deadline for the nomination of director candidates for election to the Board at the 2021 Annual Meeting, subject to certain exceptions (the “Initial Term”). Should the Board renominate the Investor Designees for election to the Board at the 2021 Annual Meeting and should the Investor Designees and the Investors accept the renomination, then the Initial Term will be automatically extended until the date that is 45 days prior to the notice deadline for the nomination of director candidates for election to the Board at the 2022 annual meeting of stockholders.

The above summary is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to add the following paragraph:

On May 10, 2020, the Reporting Persons and the Issuer entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On May 10, 2020, the Reporting Persons and the Issuer entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement dated as of May 11, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, KGT Investments, LLC and The Khimji Foundation.

Exhibit 99.2: Settlement Agreement, by and among Potbelly Corporation, Intrinsic Investment Holdings, LLC, the Vann A. Avedisian Trust U/A 8/29/85, Vann A. Avedisian, KGT Investments, LLC, The Khimji Foundation, Mahmood Khimji, Bryant L. Keil, Neil Luthra, David J. Near and Todd W. Smith, dated May 10, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2020	/s/ Bryant L. Keil
Bryant L. Keil

Dated: May 11, 2020	/s/ Neil Luthra
Neil Luthra

Dated: May 11, 2020	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Manager

Dated: May 11, 2020	Vann A. Avedisian Trust U/A 8/29/85

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Trustee

Dated: May 11, 2020	Intrinsic Investment Holdings, LLC

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian,
Managing Member

Dated: May 11, 2020	The Khimji Foundation

	By:	/s/ Mahmood Khimji
	Name:	Mahmood Khimji
	Title:	Trustee

Exhibit Index

Exhibit 99.1	Joint Filing Agreement dated as of May 11, 2020, by and among Messrs. Keil and Luthra, Vann A. Avedisian Trust U/A 8/29/85, Intrinsic Investment Holdings, LLC, KGT Investments, LLC and The Khimji Foundation.

Exhibit 99.2	Settlement Agreement, by and among Potbelly Corporation, Intrinsic Investment Holdings, LLC, the Vann A. Avedisian Trust U/A 8/29/85, Vann A. Avedisian, KGT Investments, LLC, The Khimji Foundation, Mahmood Khimji, Bryant L. Keil, Neil Luthra, David J. Near and Todd W. Smith, dated May 10, 2020.